EXHIBIT 99

FINANCIAL STATEMENTS

Solar Roadways Incorporated

Financial Statements

For the Year Ended December 31, 2024

BALANCE SHEET

Solar Roadways Incorporated

As of December 31, 2024

Cash Basis

ASSETS
Current Assets
Bank Accounts
Solar WA Fed Checking (297-6) ($3,029.00)
SWEEP WAFed Account $476,886.24
Solar WA Fed Savings $274.97
Total Bank Accounts $474,132.21
Other Current Assets
Prepaid Income Taxes $0.00
Loans To Shareholder $0.00
Employee Advance $0.00
Total Other Current Assets $0.00
Total Current Assets $474,132.21
Fixed Assets
Furniture and Equipment $22,483.55
Machinery & Equipment
Forklift $6,662.10
Boss Laser $6,492.00
CNC Machine $0.00
Lamination Oven $45,000.00
Total Machinery & Equipment $58,154.10
Leasehold Improvements $1,174.80
Building/Land $0.00
Accumulated Depreciation ($23,343.00)
2007 Newmar All Star 3950 $98,000.00
Trailer $4,985.00
Total Fixed Assets $161,454.45
TOTAL ASSETS $635,586.66
LIABILITIES AND EQUITY
Current Liabilities
Credit Cards
American Express CC $947.69
Chase Credit Card $15,306.57
Capital One #5009 $2,159.90
Citi #0760 $12,953.10
Total Credit Cards $31,367.26
Other Current Liabilities
Payroll Liabilities $0.00
941 Taxes Payable $0.00

FUTA Payable $0.00

ID withholding Payable $0.00

Idaho Unemployment Payable $0.00

Federal Corp Income Tax Payable $0.00

Idaho Corp Income Tax Payable $0.00

Prepaid Funding $0.00

Loans From Shareholder $0.00

Total Other Current Liabilities $0.00

Total Current Liabilities $31,367.26

Long-term Liabilities

SBA PPP Loan $0.00

Total Long-term Liabilities $0.00

TOTAL LIABILITIES $31,367.26

Equity

Equity Crowdfunding $2,214,318.60

Dividends & Disbursements ($11,251.32)

Common Stock $126,601.00

Retained Earnings ($511,362.11)

Net Income ($1,214,086.77)

Total Equity $604,219.40

TOTAL LIABILITIES AND EQUITY $635,586.66

PROFIT AND LOSS

Solar Roadways Incorporated

January 1 - December 31, 2024

Cash Basis

Income

Grant Income $423,931.66

Total Income $423,931.66

Cost of Sales

Purchases - COGS $3,994.27

Payroll Expenses $166,020.03

Freight and Shipping Costs $1,793.18

Total Cost of Sales $171,807.48

Gross Profit $252,124.18

Expenses

Charitable Donations $10,015.00

Advertising & Promotions $2,323.54

Automobile Expense $2,212.67

Bank Service Charges $515.23

Computer and Internet $12,281.14

Depreciation $22,052.00

Dues and Subscriptions $1,310.68

Insurance $10,631.10

Taxes & Licenses $9,500.00

Meals & Entertainment $5,197.86

Business Meals $248.07

Office Supplies $4,915.67

Postage $9,608.83

Professional Fees $11,988.73

Rent $42,500.00

Repairs and Maintenance $6,642.70

Security $132.51

Telephone $2,409.16

Travel

Travel (other) $3,029.62

Meals & Entertainment $3,251.01

Lodging & Transportation $22,994.82

Total Travel $29,275.45

Utilities $11,299.74

Parking & Tolls $22.15

Grant Writing Fees $96,753.00

Supplies $1,101,142.00

Total Expenses $1,392,977.23

Net Operating Income ($1,140,853.05)

Other Income

Interest Income $6,766.28

Total Other Income $6,766.28

Other Expenses

Officer Salary $80,000.00

Total Other Expenses $80,000.00

Net Other Income ($73,233.72)

NET INCOME ($1,214,086.77)

STATEMENT OF CASH FLOWS

Solar Roadways Incorporated

January 1 - December 31, 2024

Accrual Basis

Cash flows from operating activities
Net Income ($1,214,086.77)
Adjustments for non-cash income and expenses:
American Express CC $74.10
Chase Credit Card $15,044.58
Capital One #5009 $805.74
Citi #0760 $6,928.85
Loans From Shareholder $0.00
Total Adjustments $22,853.27
Net cash from operating activities ($1,191,233.50)
Cash flows from investing activities
Accumulated Depreciation ($1,132.00)
Net cash used in investing activities ($1,132.00)
Cash flows from financing activities
Retained Earnings $11,846.00
Net cash used in financing activities $11,846.00
NET INCREASE (DECREASE) IN CASH ($1,180,519.50)
Cash and cash equivalents at beginning of year $1,654,651.71
CASH AND CASH EQUIVALENTS AT END OF YEAR $474,132.21